EXHIBIT 99.1

News Release dated April 30, 2015, Suncor Energy shareholders approve all resolutions at Annual General Meeting

News Release

FOR IMMEDIATE RELEASE

Suncor Energy shareholders approve all resolutions at Annual General Meeting

Calgary, Alberta (April 30, 2015) – Suncor Energy held its Annual General Meeting in Calgary today. A total of approximately 952 million shares (approximately 65.88% of outstanding common shares) were represented in person or by proxy.

Shareholders approved the following resolutions at the meeting:

1.            The appointment of 12 board members (11 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Mel E. Benson	96.73%
Jacynthe Côté	99.76%
Dominic D’Alessandro	99.31%
W. Douglas Ford	95.91%
John D. Gass	97.68%
John R. Huff	96.75%
Maureen McCaw	99.14%
Michael W. O’Brien	98.90%
James W. Simpson	99.30%
Eira M. Thomas	97.08%
Steven W. Williams	99.67%
Michael M. Wilson	99.77%

2.            The appointment of PricewaterhouseCoopers LLP as Suncor’s auditors.

3.            The resolution to confirm amendments to Suncor’s By-Law No.1 that increase the quorum requirements for meetings of shareholders and eliminate the ability of the chair of shareholders’ and directors’ meetings to have a casting vote in the event of a tie, with 99.68% of shares represented at the meeting voting in favour of the resolution.

4.            The resolution to confirm Amended and Restated By-Law No. 2 as a by-law of Suncor, with 97.35% of shares represented at the meeting voting in favour of the resolution. Amended and Restated By-Law No. 2 establishes a framework for the advance notice by shareholders intending to nominate directors for election to Suncor’s Board of Directors.

5.            Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular, with 93.54% of shares represented at the meeting voting in favour of the advisory resolution.

Note: the biographies of Board members and further details about Suncor’s corporate governance practices are available at suncor.com/governance.

The text of remarks by Steve Williams, president and chief executive officer, and Alister Cowan, executive vice president and chief financial officer, are available at suncor.com/speeches.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

An archive of the video webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com